Exhibit 99.2

March 1, 2013

Dear Shareholder:

Thank you for your investment in Behringer Harvard Multifamily REIT I, Inc. (the “REIT”).  We are writing this letter to inform you of important events related to your investment in the REIT and to give a brief summary of the REIT’s portfolio.

We are proud of the portfolio we have compiled.  As of December 31, 2012, the REIT’s portfolio consisted of investments in 51 high quality multifamily communities, these investments consist of 47 equity investments and 4 loan investments.  Of these investments, 36 are stabilized multifamily communities, one is a multifamily community  in lease up and 14 multifamily communities are in various stages of development.

The REIT began to construct its portfolio in 2007; this was accomplished through a successful private offering that raised gross proceeds of approximately $127.3 million.  After completing the private offering, the REIT commenced its initial public offering (the “IPO”), which commenced in September 2008 and ended September 2011, the IPO raised gross proceeds of approximately $1.46 billion (excluding proceeds from the distribution reinvestment plan).  The REIT is currently executing its plan to deploy the remaining capital raised in the IPO primarily in multifamily developments.

Estimation of Common Stock Value

In accordance with the REIT’s Second Amended and Restated Policy for Estimation of Common Stock Value (the “Valuation Policy”), the REIT must announce to its shareholders no later than 18 months from the termination of its IPO, a per share estimation of common stock that is not based solely on the gross offering price used during the IPO.  In connection with the Valuation Policy, on March 1, 2013, the REIT’s board of directions (the “Board”) established an estimated per-share valuation of our common stock of $10.03 (the “Valuation”).

The Board determined our Valuation after it consulted with our advisor Behringer Harvard Multifamily Advisors I, LLC (the “Advisor”), and Duff and Phelps, an independent, third party real estate valuation and advisory firm (“D&P”) engaged by the REIT.  In arriving at its recommendation, the Advisor utilized valuation methodologies that the Advisor, the Board and D&P believes are standard and acceptable in the real estate industry for the types of assets and liabilities held by the REIT.  In addition, D&P provided an opinion to the REIT and the Board that the valuation methodologies and assumptions used by the Advisor were appropriate and reasonable and that the valuation conclusions were reasonable.

When comparing the Valuation to your original investment, we believe you should also consider distributions that you have received from the REIT.  In particular, the REIT paid a special cash distribution of $0.06 per share, to shareholders on July 11, 2012, related to the sale of Mariposa Loft Apartments (the “Special Distribution”).  The Valuation of $10.03 per share plus the Special Distribution of $0.06 per share totals $10.09 per share, and this does not take into account other distributions received by shareholders.

As noted in the Valuation Policy, the Valuation may not reflect the amount you would obtain if you were to sell your shares or if we liquidated our assets.  For a detailed description of the valuation methodologies used by the REIT and other limitations related to the Valuation, please refer to our Annual Report on Form 10-K that was filed with the Securities and Exchange Commission on March 1, 2013, a copy of which is available at sec.gov or behringerharvard.com.

Changes Resulting from the Valuation

Distribution Reinvestment Plan

As a result of the Valuation, the REIT’s distribution reinvestment plan (“DRP”) purchase price will change commencing March 1, 2013.  In connection with the Valuation and the terms of the DRP, our Board has determined effective March 1, 2013, that distributions may be reinvested in shares of our common stock at a price of $9.53 per share, which is approximately 95% of the Valuation.  Prior to the Valuation, the DRP price for the most recent distribution reinvestment in February 2013 was $9.45 per share.

Share Redemption Program

The REIT has modified and reinstated its share redemption program (“SRP”) in connection with the Valuation.  The modified and reinstated SRP is effective as of March 1, 2013 and the first time period redemptions will be considered under the SRP will be at the end of the second quarter 2013 for all properly submitted redemption requests received (i) on or prior to May 31, 2012, and not satisfied or withdrawn since that time, and (ii) between March 1, 2013 and May 31, 2013.

The following is a summary of some of the modifications made to the REIT’s SRP. The summary below does not purport to be complete in scope and is qualified in its entirety by the full text of the SRP, which is filed as Exhibit 4.4 to our Annual Report on Form 10-K that was filed with the Securities and Exchange Commission on March 1, 2013, a copy of which is available at sec.gov or behringerharvard.com. All capitalized terms used below have the meanings given in the SRP.

•                  Pricing for Ordinary Redemptions will be the lesser of 85% of the Valuation and the Original Share Price less Special Distributions distributed to stockholders prior to the redemption date and declared from the date of first issue of such redeemed shares.

•                  Pricing for Exceptional Redemptions will be the lesser of:  the Valuation and the Original Share Price less any Special Distributions distributed to shareholders prior to the redemption date and declared from the date of first issue of such redeemed shares.

•                  A quarterly funding limit has been established of $7 million per quarter (which our Board may increase or decrease from time to time).

•                  If  the REIT does not redeem all shares presented for redemption during any period in which it is  redeeming shares, then all shares will generally be redeemed on a pro rata basis during the relevant period.  Exceptional Redemptions will be considered first, as a group, with any remaining available funds allocated pro rata among requests for Ordinary Redemptions.  Generally, no outstanding requests for Ordinary Redemptions will be satisfied until all outstanding requests for Exceptional Redemptions are satisfied in full.

•                  The requirement that in order to be considered for Exceptional Redemptions the event giving rise to the request, i.e., death, disability or confinement to long term care facility, occurred within one year of the redemption request has now been removed.  There is now no time limitation for those seeking an Exceptional Redemption.

•                  The effective date of any redemption has been changed from the last day of the calendar of the month preceding the date the Board accepts the redemption to the fifth business day following the date the Board approves the redemption.

We appreciate your support as we continue to manage our REIT with the goal of optimizing distributions and total return to our shareholders.  We believe that multifamily sector fundamentals remain strong and we remain confident in the high quality of the portfolio we have assembled and continue to build.

Sincerely yours,

Robert S. Aisner

Chief Executive Officer